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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                         ------------------------------
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

          AMATI COMMUNICATIONS CORPORATION (FORMERLY ICOT CORPORATION)
          ------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.20 PAR VALUE
                         ------------------------------
                         (Title of class of securities)

                                   023115 10 8
                                   -----------
                                  CUSIP Number

                        Amati Communications Corporation
                                3801 Zanker Road
                           San Jose, California 95150
                  Attn:  President and Chief Executive Officer
                                 (408) 433-3300

                                 with a copy to:

                              Sarah A. O'Dowd, Esq.
                         Heller Ehrman White & McAuliffe
                              525 University Avenue
                          Palo Alto, California  94301
                                 (415) 324-7000
                 ----------------------------------------------
                       (Name, address and telephone number
                         of person authorized to receive
                           notices and communications)


                                NOVEMBER 28, 1995
                              ---------------------
                          (Date of event which requires
                            filing of this statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject
of this statement, and is filing this statement because of
Rule 13d-1(b)(3) or (4), check the following box:                          [ ]

Check the following box if a fee is being paid with this statement:        [X]

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CUSIP No. 023115 10 8

     1)   Name of Reporting Person:  John M. Cioffi

          S.S. or I.R.S. Identification No. of above Person:

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     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [  ] _____________________________________________

     (b)  [  ] _____________________________________________
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     3)   SEC Use Only _____________________________________
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     4)   Source of Funds (See Instructions):  OO
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     5)   [  ] Check if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(d) or 2(e)
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     6)   Citizenship or Place of Organization:  U.S.A.
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       Number       ------------------------------------------------------------
         of         7)   Sole Voting Power:       1,636,110
       Shares       ------------------------------------------------------------
    Beneficially    8)   Shared Voting Power:         0
        Owned       ------------------------------------------------------------
         by         9)   Sole Dispositive Power:  1,636,110
        Each        ------------------------------------------------------------
      Reporting     10)  Shared Dispositive Power:    0
       Person       ------------------------------------------------------------
        With
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     11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person:  1,636,110
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     12)  [  ] Check if the Aggregate Amount in Row (11) Excludes Certain Shares
               (See Instructions)
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     13)  Percent of Class Represented by Amount in Row (11): 9.4%
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     14)  Type of Reporting Person (See Instructions):  IN
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Item 1.   SECURITY AND ISSUER.

          Common stock, $0.20 par value (the "Common Stock"), of Amati Communications Corporation (formerly ICOT Corporation), a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 3801 Zanker Road, San Jose, California 95150.

Item 2.   IDENTITY AND BACKGROUND.

          (a)  John M. Cioffi

          (b)  Department of Electrical Engineering
               Stanford University
               Stanford, California  94305

          (c) Dr. Cioffi is a Professor of Electrical Engineering at Stanford University. See 2(b) for his principal business address. He is also a director, Vice President, Engineering and Chief Technical Officer, of the Issuer, whose address is 3801 Zanker Road, San Jose, California 95150.

          (d)  Inapplicable.

          (e)  Inapplicable.

          (f)  United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Effective November 28, 1995, Amati Communications Corporation, a California corporation ("Old Amati"), was merged (the "Merger") with and into a wholly-owned subsidiary of Issuer, IA Acquisition Corporation, a California Corporation ("IAAC") pursuant to the Amended and Restated Agreement and Plan of Reorganization and Merger dated as of August 3, 1995, as amended (the "Agreement"). The undersigned was a shareholder of Old Amati and received 934,920 shares of Common Stock of Issuer in connection with the Merger. In addition, the undersigned's Old Amati Options became exercisable for 701,190 shares of Common Stock of Issuer in connection with the Merger. The undersigned hereby refers to and incorporates herein by reference the more detailed information regarding the Merger included in Issuer's Registration Statement on Form S-4 (No. 33-62023) filed August 23, 1995, as amended.

Item 4.   PURPOSE OF TRANSACTIONS.

          The undersigned was issued 934,920 shares of Common Stock of Issuer as a result of the Merger described in Item 3 above.

          (a)  None.

                                       -3-

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          (b)  The Merger was effective November 28, 1995.  See Item 3 above.

          (c)  None.

          (d) In connection with the Merger, the Issuer's Board increased the authorized number of directors from four (4) to five (5), and Dr. Cioffi was elected to the Board of Directors to fill one of the newly created vacancies. Dr. Cioffi, together with all other directors of Issuer, will serve until the next annual meeting of stockholders of Issuer, which is expected to be held in early 1996, and until his successor has been elected and qualified.

          (e) As a result of the Merger, approximately 4,654,567 shares of Common Stock of Issuer were issued to the former shareholders of Old Amati and approximately 2,134,357 shares were reserved for issuance to holders of options and warrants of Old Amati.

          (f) As a result of the Merger, the Issuer will conduct the business of Old Amati, the details of which are described more fully in the Registration Statement on Form S-4 (No. 33-62033) filed on August 23, 1995, as amended.

          (g) In connection with the approval of the Merger, the stockholders of Issuer approved an amendment to Issuer's Certificate of Incorporation to increase the authorized number of shares of Common Stock from 20,000,000 to 45,000,000 shares of Common Stock. To the best of the undersigned's knowledge, such amendment was not effected to impede the acquisition of control of Issuer by any person.

          (h)  None.

          (i)  None.

          (j)  Inapplicable.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          As a result of the Merger, Issuer issued approximately 4,654,567 shares of Common Stock to the former shareholders of Old Amati, so that as of the date of this Schedule there are issued and outstanding approximately 16,719,169 shares of Common Stock of Issuer.

          (a) The undersigned was issued 934,920 shares of Common Stock in the Merger. In addition, the

                                       -4-

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          undersigned has options, which, as a result of the Merger, are exercisable for 701,190 shares of Common Stock. Based on the 17,420,359 shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the 16,719,169 shares outstanding after the Merger plus the 701,190 shares issuable upon exercise of the undersigned's options), the shares of Common Stock beneficially owned by the undersigned constitute approximately 9.4% of the outstanding shares of Common Stock of Issuer.

          (b) The undersigned has sole voting power over all shares of Common Stock owned beneficially by the undersigned.

          (c) The only transaction in the Common Stock of Issuer affected by the undersigned during the past 60 days was the issuance of shares to the undersigned as a result of the Merger.

          (d) Together with 22.56% of the shares issuable to all former shareholders of Old Amati, 22.56% of the shares of Common Stock issued to the undersigned (210,904 shares) will be held in an escrow for a period of one year following the Merger. Shares held in escrow will be available to indemnify Issuer against damages arising from breaches of the representations, warranties and covenants of Old Amati contained in the Agreement. Such indemnification will only cover damages in excess of $90,000 in the aggregate and will be the exclusive remedy for any such breach.

          (e)  Inapplicable.

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Please see the response to Item 5(d) above with respect to the escrow as to which 210,904 shares of Common Stock owned by the undersigned are subject.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          The undersigned hereby incorporates by reference the Amended and Restated Agreement and Plan of Reorganization and Merger among Issuer, IAAC, and Old Amati dated August 13, 1995 and the related Agreement of Merger, which are attached as Appendix A and Appendix B, respectively, to the Prospectus/Proxy Statement included in the Registration Statement on Form S-4 (No. 33-62023) of Issuer field August 23, 1995, as amended.

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          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 8, 1995          /s/ John M. Cioffi
                               ------------------------------
                                     John M. Cioffi


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